PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

November 10, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Mark Cowan

Re:	Dreyfus Treasury Obligations Cash Management (Registration Nos: 033-06851 and 811-04723)

Dreyfus Government Cash Management Funds
(Registration Nos: 002-89359; 811-03964)

Dreyfus Treasury Securities Cash Management
(Registration Nos: 033-25941; 811-05718)

Ladies and Gentlemen:

On behalf of Dreyfus Treasury Obligations Cash Management, Dreyfus Government Cash Management, a series of Dreyfus Government Cash Management Funds, and Dreyfus Treasury Securities Cash Management (each, a "Fund," and collectively, the "Funds"), on or about November 13, 2020, each Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendments No. 62, 68 and 61, respectively (collectively, the "Amendment"), to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendments No. 61, 68 and 60 of Dreyfus Treasury Obligations Cash Management, Dreyfus Government Cash Management Funds, with respect to its series Dreyfus Government Cash Management, and Dreyfus Treasury Securities Cash Management, respectively (collectively, the "485(a) Amendment"), to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on September 21, 2020 for the purpose of adding two new classes of shares to each Fund—Service Shares and Wealth Shares.

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Mark Cowan of the Staff on October 27, 2020. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

As discussed with the Staff, each Fund would also request that the effectiveness of the Amendment be accelerated to November 16, 2020.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please update both classes' tickers when available.

Response: Each class ticker will be updated when the Amendment is filed.

2.	Staff Comment: Please consider comments made by the Staff with respect to one Fund or share class as applicable to the other Fund or share class, where relevant.

Response: We have considered comments made by the Staff with respect to one Fund or share class as applicable to the other Fund or share class, where relevant.

Prospectuses

Dreyfus Government Cash Management

Fund Summary—Principal Investment Strategies

3.	Staff Comment: The second sentence of the second paragraph states: "[t]he fund normally invests at least 80% of its net assets in government securities and repurchase agreements collateralized solely by government securities (i.e., under normal circumstances, the fund will not invest more than 20% of its net assets in cash and/or repurchase agreements collateralized by cash)." As to any Fund that can borrow, please add "plus borrowings for investment purposes" after "net assets".

Response: None of the Funds may borrow for investment purposes. Accordingly, the requested disclosure will not be added to the Amendment.

Fund Summary—Principal Risks

4.	Staff Comment: Please update "Interest rate risk" in light of the impact of COVID-19. Please disclose that interest rates are at historic lows and the impact of those rates on the Fund's investments in government securities. Please also discuss briefly here, and in more detail in Item 9 of Form N-1A, the Federal Reserve's actions (e.g. asset/bond buyback programs) and other stimulus programs implemented because of the pandemic (especially as applicable to money market funds).

Response: The disclosure will be updated in the Amendment as follows:

Interest rate risk. This risk refers to the decline in the prices of fixed-income securities that may accompany a rise in the overall level of interest rates. A sharp and unexpected rise in interest rates could impair the fund's ability to maintain a stable net asset value. Very low or negative interest rates may magnify interest rate risk.  In addition, a low interest rate environment may prevent the fund from providing a positive yield or paying fund expenses out of fund assets and could impair the fund's ability to maintain a stable net asset value. Interest rates in the United States currently are at or near historic lows due to market forces and actions of the Board of Governors of the Federal Reserve System in the U.S., primarily in response to the COVID-19 pandemic and resultant market disruptions. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from fund performance.

5.	Staff Comment: The third sentence of "Interest rate risk" states: "[a] low interest rate environment may prevent the fund from providing a positive yield or paying fund expenses out of fund assets and could impair the fund's ability to maintain a stable net asset value." If the Fund's investment adviser is entitled to recoup fees and expenses waived or reimbursed to avoid a negative yield, please disclosure this and the effect on investors.

Response: The Funds' investment adviser is not entitled to recoup fees and expenses waived or reimbursed to avoid a negative yield or otherwise.

6.	Staff Comment: The disclosure in "Market risk" in Principal Risks describes COVID-19. Please explain to the Staff why a brief summary is not included here.

Response: The disclosure will be updated in the Amendment as follows, with the last sentence only being included in Fund Details—Investment Risks: "Market risk. The value of the securities in which the fund invests may be affected by political, regulatory, economic and social developments.  Events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the fund and its investments. Recent examples include pandemic risks related to COVID-19 and aggressive measures taken world-wide in response by governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations, and by businesses, including changes to operations and reducing staff. The COVID-19 pandemic has had, and any other outbreak of an infectious disease or other serious public health concern could have, a significant negative impact on economic and market conditions and could trigger a prolonged period of global economic slowdown.

Fund Summary—Performance

7.	Staff Comment: The third sentence of the second paragraph states: "[s]uch performance figures have not been adjusted to reflect applicable class expenses; if such expenses had been reflected, the performance shown for Service shares would have been lower." Please add "because Service shares have higher expenses than that of those shown" to the end of the sentence. Please also add relevant disclosure as to Wealth shares in the Wealth shares prospectus.

Response: Please see the response to Staff Comment No. 8 below.

8.	Staff Comment: The footnote to the Average Annual Total Returns table states: "*Reflects the performance of the fund's Participant shares, which are offered in a separate prospectus. Such performance figures have not been adjusted to reflect applicable class expenses; if these expenses had been reflected, the performance shown would have been lower." Please add "because Service shares have higher expenses than that of those shown" to the end of the second sentence. Please also add relevant disclosure as to Wealth shares in the Wealth shares prospectus.

Response: In light of a Staff comment received on October 19, 2020 in connection with the Staff's review of a Post-Effective Amendment filed on behalf of Dreyfus Institutional Preferred Government Plus Money Market Fund, a series of Dreyfus Institutional Preferred Money Market Funds (Registration Nos: 333-26513 and 811-08211), and the response thereto, the disclosure contained in the Performance section of the prospectus of each Fund will be revised as follows:

"The following bar chart and table provide some indication of the risks of investing in the fund. The bar chart shows changes in the performance of the fund's ~~Service~~ Participant shares from year to year. The table shows the average annual total returns of the fund's ~~Service~~ Participant shares over time. The fund's past performance is not necessarily an indication of how the fund will perform in the future. More recent performance information may be available at www.dreyfus.com.

The historical performance of the fund's Participant shares, which are not offered in this prospectus, is ~~used to calculate the performance of the fund's Service shares~~ shown in the bar chart and table~~. S~~since Service shares are new~~,~~ and past performance information is not available for Service shares as of the date of this prospectus. ~~Such performance figures have not been adjusted to reflect applicable class expenses; if such expenses had been reflected, the performance shown for Service shares would have been lower.~~ Each share class is invested in the same portfolio of securities, and the annual returns would have differed only to the extent that the classes have different expenses. Accordingly, because Service shares have a higher total annual expense ratio than Participant shares, the performance shown for Service shares would have been lower."

In addition, the references to Service shares (and the footnotes) in the bar chart and table will be deleted and replaced with references to Participant shares.

Similar changes will be made to the prospectus for Wealth shares with respect to the performance of the Funds' Investor shares.

Fund Details—Goal and Approach

9.	Staff Comment: The second paragraph states: "[e]ach fund is a money market fund, subject to the maturity, quality, liquidity and diversification requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended." Please explain these requirements in a little more detail.

Response: The registrants believe the disclosure in the paragraphs following the referenced sentence address the requirements under 2a-7 applicable to funds designated as "government money market funds". Consequently, no additional disclosure will be added.

10.	Staff Comment: Please include each Fund's 80% policy in Goal and Approach and revise the disclosure in the fifth paragraph to discuss each Fund's 80% policy, similarly to how it was done in Fund Summary. Please also clarify how each Fund's investment objective is a fundamental policy.

Response: The following disclosure with respect to each Fund's "80% investment policy" will be added to the Amendment in Goal and Approach:

"Dreyfus Government Cash Management normally invests at least 80% of its net assets in government securities and repurchase agreements collateralized solely by government securities (i.e., under normal circumstances, the fund will not invest more than 20% of its net assets in cash and/or repurchase agreements collateralized by cash). Dreyfus Treasury Obligations Cash Management normally invests at least 80% of its net assets in U.S. Treasury securities and repurchase agreements collateralized solely by U.S. Treasury securities (i.e., under normal circumstances, the fund will not invest more than 20% of its net assets in cash or repurchase agreements collateralized by cash), and typically invests exclusively in such securities. Dreyfus Treasury Securities Cash Management normally invests at least 80% of its net assets in U.S. Treasury securities (i.e., under normal circumstances, the fund will not invest more than 20% of its net assets in cash), and typically invests exclusively in U.S. Treasury securities. Each fund's policy with respect to the investment of at least 80% of its net assets may be changed by the fund's board upon 60 days' prior notice to shareholders."

Each Fund's investment objective is a fundamental policy which cannot be changed without shareholder approval; accordingly, no additional disclosure will be added.

11.	Staff Comment: Please disclose that shareholders will be given 60 days' notice prior to any change in each Fund's 80% policy. Please also include disclosure required by Item 9(a) to Form N-1A as to whether the Fund's investment objective can be changed without shareholder approval.

Response: As indicated in the response to the Staff's Comment No. 10, the following disclosure will be added to the Amendment: "Each fund's policy with respect to the investment of at least 80% of its net assets may be changed by the fund's board upon 60 days' prior notice to shareholders." Each Fund's investment objective is a fundamental policy which cannot be changed without shareholder approval; accordingly, no additional disclosure will be added.

12.	Staff Comment: As to Dreyfus Treasury Securities Cash Management, please add disclosure about how the Fund is managed to avoid having to pay state and federal taxes on income. This disclosure should also give more details than are given in Fund Summary.

Response: The following disclosure will be added to the Amendment: "By investing exclusively in U.S. Treasury securities, income paid by the fund generally will be exempt from state and local taxes. Because rules regarding the state and local taxation of dividend income can differ from state to state, investors are urged to consult their tax advisers about the taxation of the fund's dividend income in their state and locality."

Fund Details—Investment Risks

13.	Staff Comment: Please revise the headers "Risks Applicable to Funds That May Invest in U.S. Government Securities" and "Risks Applicable to Funds That May Enter Into Repurchase Agreements" to specify which Funds they refer to by name.

Response: The headers will be revised to "Additional Risks Applicable to Dreyfus Government Cash Management" and "Additional Risks Applicable to Dreyfus Government Cash Management and Dreyfus Treasury Obligations Cash Management," respectively.

Fund Details—Management

14.	Staff Comment: Please disclose any recoupment provisions applicable to the voluntary undertakings made by the Funds' investment adviser to waive fees and/or reimburse fund expenses.

Response: There are no recoupment provisions applicable to the voluntary undertakings made by the Funds' investment adviser to waive fees and/or reimburse fund expenses.

Shareholder Guide—How to Buy Shares

15.	Staff Comment: The fifth paragraph states: "For the fund's Service shares, the minimum initial investment for Retirement Plans or IRAs (other than Coverdell Education Savings Accounts) sponsored by BNYM Investment Adviser or its affiliates is $750, with no minimum subsequent investment." Please reconcile this disclosure with the disclosure in Fund Summary—Purchase and Sale of Fund Shares, which states: "Retirement Plans include qualified or non-qualified employee benefit plans, such as 401(k), 403(b)(7), Keogh, pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, sole proprietorships, non-profit entities, trade or labor unions, or state and local governments, but do not include IRAs (including, without limitation, traditional IRAs, Roth IRAs, Coverdell Education Savings Accounts, IRA "Rollover Accounts" or IRAs set up under Simplified Employee Pension Plans (SEP-IRAs), Salary Reduction Simplified Employee Pension Plans (SARSEPs) or Savings Incentive Match Plans for Employees (SIMPLE IRAs)) (emphasis added)." The disclosure in Fund Summary seems to suggest that IRAs, including Coverdell Education Savings Accounts, are not part of those available to invest in the Funds.

Response: The referenced disclosure in the Summary is to define "Retirement Plan" primarily for purposes of explaining the entities through which an investor can purchase shares. An individual purchasing Service shares for an IRA would do so through an intermediary such as "a bank, broker-dealer or financial adviser…". The "Shareholder Guide" section has specific instructions on how to buy and sell shares for IRA accounts.

Statement of Additional Information

General

16.	Staff Comment: As it has been requested that the effectiveness of this filing be accelerated, please include the indemnification undertaking required by Rule 484 under the Securities Act. Please also confirm that all information that needs to be updated as of a certain date in this SAI has been updated (e.g., pursuant to Items 17-20 of Form N-1A).

Response: The requested language will be included in Part C of the Amendment. The Registrant confirms that all information that needs to be updated as of the requested date of effectiveness of the SAI has been updated.

17.	Staff Comment: The first sentence of the second paragraph states: "The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI and can be accessed by clicking on the applicable link in the "Fiscal Year End/Annual Report Date" column below." Please revise this disclosure to only incorporate by reference the financials of the three Funds adding new share classes, unless the auditor consent provided applies to all funds listed.

Response: While there are numerous funds discussed in the SAI, the Amendment (and therefore the SAI included therein) will only be filed for the Funds. Therefore, consents from the independent registered public accounting firm of the Funds (and only these Funds) relating to incorporation of these Funds' financial statements, accompanying notes and report of the independent registered public accountant of these funds will be included in the Amendment as exhibits to the Registration Statement.

Investments, Investment Techniques and Risks—Money Market Funds

18.	Staff Comment: In footnote 22, please clarify what borrowing policy is applicable to Dreyfus Treasury Securities Cash Management.

Response: Dreyfus Treasury Securities Cash Management currently intends to borrow money for temporary or emergency (not leveraging) purposes. Corresponding disclosure will be added to the Amendment in footnote 22. Please also note that fundamental "Investment Restriction No. 2—Borrowing" for the Fund states, in relevant part, that the Fund will not "borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made."

Investment Restrictions—Non-Fundamental Policies

19.	Staff Comment: The fourth paragraph under "9. Other" states: "With respect to each fund, if a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction, except as otherwise required by the 1940 Act. With respect to the funds' policies pertaining to borrowing, however, if borrowings exceed 33-1/3% of the value of a fund's total assets as a result of a change in values or assets, the fund must take steps to reduce such borrowings within three days (not including Sundays and holidays) thereafter at least to the extent of such excess." Please add a carve-out for illiquid securities as well.

Response: The following disclosure will be added to the Amendment: "In addition, with respect to the funds' policies pertaining to purchasing illiquid securities, if a fund's investment in illiquid securities exceeds the applicable percentage limitation as a result of a change in values or assets, the fund may not add to its illiquid investments and must take action to bring its illiquid investments back within the limit within a reasonable period of time."

Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names—Names

20.	Staff Comment: The last sentence of the second paragraph states: "Dreyfus Institutional Preferred Treasury Securities Money Market Fund, Dreyfus Institutional Treasury Securities Cash Advantage Fund and Dreyfus Treasury and Agency Liquidity Money Market Fund typically invest exclusively in the instruments described [in the table] below." Please also add Dreyfus Treasury Securities Cash Management to this list.

Response: The requested revision will be made in the Amendment.

*    *    *   *   *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman
Kim Kaufman

cc:	David Stephens
Jeff Prusnofsky